BEST AVAILABLE COPY

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963



Jardines

Jardine Matheson Limited
40th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com



05009938

SUPPL

Group Secretariat

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.


SEC MAIL PROCESSING
RECEIVED
JUL 11 2005
WASH. D.C. 209 SECTION

Dear Sir

Jardine Matheson Holdings Limited ("JMH")
Director's Share Transaction

In accordance with the requirements under the listing rules of the UK Listing Authority, notification has been made to the UK Listing Authority on behalf of JMH of the following Director's share transaction. Under the same London requirements, such notification has also been made on behalf of JMH's relevant subsidiaries where the Director is also a director of those companies:-

Name of Director	Nature of Transaction	Date of Transaction	No. of Shares Transferred	Price Per Share
Simon Keswick	Cessation of deemed beneficial interest in 19,544 JMH shares resulting from the transfer of the shares as a gift from a family trust to the Director's adult child	28/06/2005	-19,544	N/A

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
JUL 13 2005
THOMSON FINANCIAL

Neil M McNamara
Group Corporate Secretary